Filed by JED Oil Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: JMG Exploration, Inc. Commission File No. 001-32438 JED Oil Inc. Commission File No. 001-32000

FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES LETTER OF INTENT FOR SALE OF NON-CORE PROPERTIES IN EAST FERRIER, UPDATES PRODUCTION FROM PINEDALE AND REPORTS ON THE STATUS OF THE MERGER WITH JMG EXPLORATION, INC.

Conference Call on Wednesday, November 1st

Calgary, Alberta, October 31, 2006 – JED Oil Inc. (AMEX: JDO) (“JED”) today announced that it has signed a Letter of Intent to sell its working interests in the East Ferrier area of Alberta to an arms length party for CDN $27,500,000. Production from the East Ferrier properties is approximately 480 boe/d. As previously announced, JED obtained its interest in the East Ferrier properties through a larger property swap and debt repayment that was recently completed with Enterra Energy Trust (NYSE: ENT) (“Enterra”). JED is retaining its working interest in North Ferrier which was also part of the aforementioned property swap and is where JED has been actively drilling. “Upon completion of the property swap, we viewed East Ferrier as non-core due to its limited drilling upside,” stated Al Williams, JED’s President. Closing of the transaction is subject to normal title and environmental due diligence and is scheduled for November 15th.

In Pinedale, the water zone has been isolated by a packer assembly in the first well drilled as previously discussed in the October 10th release. This well is currently producing 415 mcf/d of gas, 5 bbls/d of condensate and 40 bbls/d of water from both the Mesa Verde and Lance formations. The second well is currently producing at a rate of 350 mcf/d of gas with 5 bbls/d of condensate and 100 bbls/d of water. The water rate appears to be gradually declining over time. “Although success of the first two Pinedale wells was not to our expectation, the management feels that the Jonah/Pinedale lands still represent significant potential opportunity and has begun discussion to pursue alternative strategies for development of this project,” stated Tom Jacobsen, JED’s CEO.

JED is currently revamping its budget and business plan to refocus its efforts on its other existing areas and new opportunities. This program includes North Ferrier where to date, JED has drilled over 25 wells with a success rate of over 95%. There are currently seven identified drilling locations yet to drill in this area. As well, there are 10 wells to be drilled upon approval of JED’s downspacing application. Of note, JED has substantially increased its working interest to 100% in this area as a result of the Enterra property swap. In addition, there are approximately 12 drilling locations currently identified in North Dakota to follow up the significant oil discovery in the Midale formation that has been previously announced. This area is being developed by horizontal drilling with six wells drilled to date. Originally, the wells were being drilled approximately 4,000 feet horizontally. The two most recent wells drilled in the third quarter of this year were only drilled 2,400 feet, however, the production rate has been equivalent to the longer horizontals.

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This finding is significant in two respects: first, the well costs are reduced substantially, increasing the profitability of the wells. Secondly, there is potential for twice as many wells. As part of the revamped business plan, JED has eliminated seven staff members. “We are very encouraged with our current inventory of prospects within our proven fields,” stated Al Williams, JED’s President. “We are concentrating our efforts on the Midale in North Dakota and North Ferrier and at the same time, we continue to evaluate new areas with development potential positioning JED to achieve future production and revenue growth.”

As previously announced JED and JMG Exploration, Inc. (NYSE ARCA: JMG, JMG+) (“JMG”) have signed a letter of intent to pursue a possible acquisition of JMG by JED. The Boards of both JED and JMG have created independent committees charged with authority to conduct the process of the transaction, including any amendments to the terms, and have each engage different independent third party financial advisors to prepare a fairness opinion and advise the committees with respect to the proposed transaction. These committees, in conjunction with the management, are working with the financial advisors and regulatory bodies to conclude this transaction. The transaction is subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JED and shareholders of JMG. Completion of the transaction is also subject to receipt of all required regulatory and stock exchange approvals in both the United States and Canada, and to the approval of the shareholders of both JED and JMG.

Conference Call

JED Oil will host a conference call on Wednesday, November 1, 2006 at 4:00 pm Eastern Time/2:00 pm Mountain Time, to discuss subjects contained in this news release and the outlook for the Company. Interested parties may participate in the call by dialing 706-679-0879. Please call in 10 minutes before the conference is scheduled to begin and ask for the JED Oil conference call. After opening remarks, there will be a question and answer period. This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.jedoil.com. To listen to the live call, please go to JED Oil’s website at least 15 minutes early to register, and if necessary, download and install any audio software. If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days. We suggest listeners use Microsoft Explorer as their browser. JED will not be discussing or entertaining questions with respect to its third quarter results as these results will be released on November 14th with a separate conference call held at that time.

Boe’s, or barrels of oil equivalent, may be misleading if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

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The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the failure to complete the proposed sale of the East Ferrier assets; lower than anticipated production results; the inability to receive approval of JED’d downspacing application; the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of JED or JMG shareholders to approve the merger; the risk that the businesses of JED and JMG will not be integrated successfully or as quickly as expected; and the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected. Additional factors that may affect future results are contained in JED and JMG’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither JED nor JMG is under any obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NOTE: In connection with the proposed merger, JED intends to file a registration statement on Form F-4, including a joint proxy statement/prospectus of JED and JMG, and JED and JMG will file other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement, including the joint proxy statement (and all amendments and supplements to it) and other materials when they become available because they contain important information. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about JED and JMG, without charge, at the SEC’s Web site (www.sec.gov). Copies of JED’s filings may also be obtained without charge from JED at JED’s Web site (www.jedoil.com) or by directing a request to JED at Investor Relations, Suite 2200, 500 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6.

JED and its respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties principally in western Canada and the United States.

Company Contacts:	or	Investor Relations Counsel
JED Oil Inc.		The Equity Group Inc.
Reg Greenslade, Chairman		Linda Latman (212) 836-9609
(403) 213-2507		Lena Cati (212) 836-9611
Al Williams, President		www.theequitygroup.com
(403) 537-3250

www.jedoil.com